centrica

taking care of the essentials

82-4578

02 JUN -7

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	7 June.
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Barbara Child	**No. of pages** (incl. this one)	2

02034748

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

SUPPL

Please find following a Stock Exchange Announcement recently released.

PROCESSED
JUN 13 2002
THOMSON FINANCIAL

Regards

Barbara Child

dlw 6/10

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

Company Announcements
The London Stock Exchange

AVS No: 226184

6 June 2002

CENTRICA PLC

On 5 June 2002. Centrica plc allocated 22,005,670 ordinary shares of 5 5/9 pence each to Centrica Quest Limited in its capacity as a Qualifying Employee Share Ownership Trust (QUEST) in respect of maturing Sharesave options under the terms of the Centrica Sharesave Scheme. The shares were allotted on 5 June 2002 at 207.5 pence per share. All these shares were subsequently transferred to employees in satisfaction of their Sharesave options.

The executive directors of Centrica, being beneficiaries under the Trust, as with other employees, are deemed to have a technical interest in the shares held and transferred by the QUEST. The number of shares actually received by executive directors on exercise of their Sharesave options is as listed below:

Name	Number of Shares
M R Alexander	7,435
R Gardner	37,176
R Wood	37,176

Yours faithfully

Derek Woodward
Deputy Company Secretary